April 19, 2011	Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                            Activision Blizzard, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 25, 2011

Form 8-K filed February 9, 2011

File No. 001-15839

Dear Mr. Gilmore:

We are in receipt of the letter, dated April 5, 2011, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings by Activision Blizzard, Inc. (the “Company”).  We are responding to the Staff’s comments as set forth below.    For ease of reference, we have set forth the text of the relevant Staff comment prior to each of our responses below.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Overview of Business Trends

Online Content and Digital Downloads, page 42

1.                          We note your disclosure that digital revenues “have become an increasingly important part of [y]our business.” We also note that in Exhibit 99.1 of your Form 8-K filed February 9, 2011, that you quantify the amount of revenues from digital channels versus retail channels. Please tell us the extent to which you use this information as a key indicator in managing your business and indicate whether you believe that this information contributes meaningfully to understanding and evaluating your company. As part of your response, tell us what consideration you gave to disclosing the amount of revenue from digital channels versus retail channels in your MD&A. Refer to Section III.B.1 of SEC Release No. 33-8350.

RESPONSE: The growth of revenues from sales through digital channels is an emerging area for our overall industry and the Company.  Currently, there is a lack of consistent industry data for sales through digital channels because, among other reasons, there is not a clear consensus as to how to define the term.  Information such as sales amounts and unit volumes sold through the digital channel are not captured by a standard source.  For example, The NPD Group in the

U.S. has not yet provided industry data about the video games digital channel for the full year 2010, and still only publishes information for the retail channel.  The Company currently defines digital channel related sales as revenues from subscriptions and licensing royalties, value added services, downloadable contents, digitally distributed products, and wireless devices.   Additionally, while the Company has begun to monitor the split of revenues through the digital channel versus the retail channel for emerging trends, we have continued to focus on product related revenues for managing our business.

Under “Key Industry Dynamics”, on page 40 of Management’s Discussion and Analysis (the “MD&A”) in our Form 10-K for the fiscal year ended December 31, 2010 (our “2010 Form 10-K”) we highlighted that, based on our own internal estimates, revenues attributed to sales through digital channels were up approximately 14% over the prior year for North America and Europe, and helped to offset the weakness in the retail channel (which we highlighted as down 7%), and resulted in a total decrease of only 3% year-over-year for the industry.

We have continued to focus our discussion on the results of operations on our segment financial information, and have endeavored to explain the trends and reasons for year-over-year fluctuations considering the nature of our products, distributed through both the retail and distribution channels.

In our discussion of segment results in our MD&A, we explain the trends and reasons for fluctuations year over year with regards to sales through digital channels, as well as retail channels. For example, in the MD&A we highlight that we launched two map packs (downloadable content) for Call of Duty: Modern Warfare 2 during 2010, which partially offset other factors that drove the decrease in revenues in our Publishing segment.  Furthermore, we also indicate that the increase in net revenues in our Blizzard segment reflects growth in sales of value-added services (in-game services) related to World of Warcraft, all of which is distributed through the digital channel.

We believe that this discussion and analysis provide the investor with the information required to evaluate the Company’s trends and performance, in accordance with Section III.B.1 of SEC Release No. 33-8350.  We did not believe that the detailed quantification of revenues from sales through digital channels versus retail channels that we included in the Form 8-K filed on February 9, 2011 (the “2/9/11 8-K”) rose to the level of a “key performance indicator” in 2010 or that this information was required in the MD&A for investor understanding.

However, in consideration of both the Staff’s comment and the anticipated increased significance of sales through digital channels to the trends in our business, we will quantify the amount of revenues relating to sales through digital channels versus retail channels in our future filings in a manner similar to the disclosure in the 2/9/11 8-K.

Results of Operations — Years Ended December 31, 2010, 2009 and 2008

Income Tax Expense (Benefit), page 61

2.                          Tell us how you considered providing disclosures that explain the impact on your effective income tax rates and obligations of having a significant amount of earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail, as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

RESPONSE:  We refer the Staff to the disclosure in Note 16 of our Notes to Consolidated Financial Statements under Item 8 of the 2010 Form 10-K, in which foreign income (loss) before income tax expense (benefit) and foreign current and deferred income tax expense (benefit) are separately disclosed. Using this information, one can determine that our foreign effective tax rate is lower than our domestic effective tax rate. This leads to the further conclusion that as foreign income (loss) before income tax expense (benefit) as a percentage of the total increases or decreases our overall effective tax rate will decrease or increase (assuming everything else remains the same).

The Company agrees with the Staff that a more specific discussion of the effect of foreign tax rates on its effective tax rate may assist readers in understanding the Company’s results of operations. Accordingly, in future filings, we will expand our MD&A discussion under “Critical Accounting Policies and Estimates — Income Taxes,” to highlight that the Company’s provision for taxes can fluctuate if estimated earnings are lower than anticipated in our foreign region with a lower tax rate and/or higher than anticipated in our domestic region with higher tax rates.

Additionally, the Company will, in its future filings, in its period-over-period discussion in the MD&A of income tax expense and the effective tax rate, discuss the amount and impact of foreign earnings taxed at different rates than domestic earnings taxed at domestic rates to the extent meaningful.

Also, in our future filings, to the extent meaningful, we will include in the MD&A a cross-reference to the separate disclosure of the amounts of foreign and domestic income (loss) before income tax expense (benefit) and the amounts of the foreign and domestic current and deferred income tax expense (benefit) in our Notes to Consolidated Financial Statements, as appropriate.

In regards to the impact that certain countries may have on our effective income tax rate, we do not expect that changes in an individual country’s operations, and hence, a change in an individual country’s effective income tax rate would have a significant impact to our overall foreign effective income tax rate. We manage taxes for our foreign operations in the aggregate, and our overall foreign effective tax rate is lower than our domestic effective tax rate. Only a significant change in the mix of foreign and domestic income (loss) before income tax expense (benefit), would be reasonably expected to materially affect our overall consolidated effective income tax rate. Therefore, we do not believe disclosing and discussing individual country effective income tax rates and operations is necessary to explain our results of operations.

Liquidity and Capital Resources, page 62

3.                          We note that a substantial amount of your earnings of foreign subsidiaries are permanently reinvested outside of the U.S. Tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

RESPONSE:  As highlighted by the Staff, we currently consider the earnings of our foreign subsidiaries to be permanently reinvested outside the U.S.  Historically, the Company’s level of domestic cash has eliminated the operational need for us to repatriate cash held in other jurisdictions.  As such, we did not consider a discussion of cash and cash equivalents currently held outside the U.S. to be a known trend or uncertainty for the liquidity of our operations, and thus did not believe disclosure of this nature was necessary under Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Nonetheless, in consideration of the Staff’s comment, we will disclose in our future filings under “Liquidity and Capital Resources” the amount of cash and cash equivalents that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. We would currently expect that disclosure to be similar to the following:

“As of March 31, 2011, the amount of cash and cash equivalents held outside of the U.S. by our foreign subsidiaries was $XX billion, compared with $XX billion as of December 31, 2010. If these funds are needed for our operations in the U.S., we would be required to accrue and pay U.S. taxes to repatriate these funds. However, our intent is to permanently reinvest these funds outside of the U.S. and our current plans do not demonstrate a need to repatriate them to fund our U.S. operations.”

Form 8-K filed on February 9, 2011

4.                          We note your presentation of non-GAAP net revenue which is adjusted to “reflect the net change in deferred net revenues.” In future filings please explain, in greater detail, the nature of this adjustment as well as why you believe that this specific non-GAAP measure is useful. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

RESPONSE: We refer the Staff to the discussion under the heading “Non-GAAP Financial Measures” in the Company’s quarterly earnings release that is included as Exhibit 99.1 of the 2/9/11 Form 8-K,  which includes detailed disclosure on our usage of non-GAAP financial measures and the nature of the adjustment on the net change in deferred net revenues. The relevant disclosures are extracted below.

Non-GAAP Financial Measures

“…..the impact of the change in deferred net revenues and related cost of sales with respect to certain of the company’s online-enabled games; …….

Management believes that the presentation of these non-GAAP financial measures provides investors with additional useful information to measure Activision Blizzard’s financial and operating performance because they facilitate comparison of operating performance between periods and help investors to better understand the operating results of Activision Blizzard.

Internally, management uses these non-GAAP financial measures in assessing the company’s operating results, as well as in planning and forecasting.”….

While we believe this disclosure adequately addresses the requirements of Item 10(e) of Regulation S-K, in our future filings and earnings releases, we will explain, in greater detail, the nature of the net change in deferred net revenues, as well as why we believe this specific non-GAAP measure is useful.  We would expect to supplement our current disclosure under “Non-GAAP Financial Measures” with disclosure substantially similar to the following:

“In addition to the reasons stated above, which are generally applicable to each of the items Activision Blizzard excludes from its non-GAAP financial measures, there are additional specific reasons why the Company believes it is appropriate to exclude the change in deferred net revenue and related cost of sales with respect to certain of the Company’s online-enabled games. Since the Company has determined that some of our games’ online functionality represents an essential component of gameplay and, as a result, a more-than-inconsequential separate deliverable, we recognize revenue attributed to these game titles over their estimated service periods, which may range from five months to a maximum of less than a year. The related cost of sales is deferred and recognized as the related revenues are recognized. Internally, management excludes the impact of this change in deferred net revenue and related cost of sales in its non-GAAP financial measures when evaluating the Company’s operating performance, when planning, forecasting and analyzing future periods, and when assessing the performance of its management team. Management believes this is appropriate because doing so enables an analysis of performance based on the timing of actual transactions with our customers, which is consistent with the way the Company is measured by investment analysts and industry data sources. In addition, excluding the change in deferred net revenue and the related cost of sales provides a much more timely indication of trends in our operating results.”

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (310) 496-5238 or Chris Walther, Esq., our Chief Legal Officer, at (310) 255-2059.

Sincerely,

/s/ Thomas Tippl

Thomas Tippl
Chief Operating and Financial Officer

cc:                                 Christine Davis, Securities and Exchange Commission

Jaime John, Securities and Exchange Commission

Robert A. Kotick, Activision Blizzard, Inc.

Chris Walther, Esq., Activision Blizzard, Inc.

Jeffrey Brown, Esq., Activision Blizzard, Inc.

Stephen Wereb, Activision Blizzard, Inc.

Michael Brandmeyer, PricewaterhouseCoopers LLP